FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Aleafia Health Inc. (the “Company” or, “Aleafia Health”)
2nd Floor, 8810 Jane Street
Vaughan, Ontario, L4K 2M9

Item 2.	Date of Material Change

April 4, 2019

Item 3.	News Release

The press releases disclosing the material changes were released on April 4, 2019 through the services of Globe Newswire.

Item 4.	Summary of Material Change

The Company announced that it has launched FoliEdge Academy, a cloud-based cannabis education and certifications platform, and appointed Loreto Grimaldi as the Lead Independent Director of the Company’s Board of Directors.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

The Company announced that it has launched FoliEdge Academy, a cloud-based cannabis education and certifications platform. FoliEdge Academy features proprietary, interactive courses customized for large organizations including public and private sector employers, unions, insurance & healthcare providers, and educational institutions.

FoliEdge Academy course content will form an important element of Aleafia Health’s scalable, cannabis health and wellness ecosystem, integrating with the Company’s medical cannabis clinic network with 60,000 patients seen to date. The evidence-based courses draw upon the Company’s 10 million point medical cannabis dataset.

FoliEdge Academy is built with the support of D2L, a premier global online learning company. Course content curation is led by Aleafia Health Chief Medical Officer Dr. Michael Verbora, an expert on cannabinoid therapy with over 4,000 individual patient consultations to date.

The Company has also named insurance technology executive Rob Tyrie as the Head of FoliEdge Academy. Tyrie will lead the business development and implementation of the solution with clients, including the integration of FoliEdge Academy courseware within health benefits processing for large insurance providers. Tyrie has spent over twenty years in major companies rolling out insurance technology solutions that allow consumers to get the coverage they need and to make the customer experiences best in class for sales, underwriting and claims.

Aleafia Health carries on the business of FoliEdge Academy through a new wholly-owned subsidiary (2676063 Ontario Inc.) with that trade name.

Additionally, the Company announced that it has appointed Loreto Grimaldi as the Lead Independent Director of the Company’s Board of Directors. The role will rotate among independent directors every six months, as determined periodically by a majority of the Company’s independent directors.

The appointment of a Lead Independent Director supports Aleafia Health’s goal of good corporate governance practices in accordance with the guidelines set out in National Policy 58-201 Corporate Governance Guidelines.

Mr. Grimaldi is an accomplished executive and general counsel to North American public companies across a broad range of sectors including consumer finance, aviation, real estate and technology. He was previously an independent director of Emblem Corp. and is licensed to practice law in New York State and Ontario. He also sits on the Company’s Governance Committee and Compensation and Human Resources Committee

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 – Continuous Disclosure Obligations

Not Applicable

Item 7.	Item 7 - Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

Benjamin Ferdinand
Chief Financial Officer
416-860-5665

Item 9.	Date of Report

April 10, 2019